

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 7, 2006

David Lieberman
Chief Executive Officer
Advanced Plant Pharmaceuticals, Inc.
43 West 33rd Street
New York, NY 10001

> **Re: Advanced Plant Pharmaceuticals, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 22, 2006**
> **File No. 000-29462**

Dear Mr. Lieberman:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief

cc: <u>via facsimile</u>
      Stephen Fleming, Esq.
      (212) 930-9725